UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 18)*

                                 MediaBay, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   58446J 10 8
                                 (CUSIP Number)

                             Brad L. Shiffman, Esq.
                                 Blank Rome LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                  212-885-5000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 5, 2004
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                  -------------------------
CUSIP No. 58446J 10 8                                      Page 2 of 4 Pages
---------------------                                  -------------------------

                                  SCHEDULE 13D
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          Norton Herrick
          c/o The Herrick Company, Inc.
          2 Ridgedale Avenue, P.O. Box 214
          Cedar Knolls, New Jersey 07927-0214
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                       (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*
          N/A
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               |_|
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America
--------- ----------------------------------------------------------------------
                             7      SOLE VOTING POWER
                                    36,466,203 (Includes 33,461,953 shares
                                    issuable upon exercise or conversion of
                                    warrants, options, preferred stock and
                                    convertible debt)
        NUMBER OF            ------ --------------------------------------------
          SHARES             8      SHARED VOTING POWER
       BENEFICIALLY                 0
         OWNED BY            ------ --------------------------------------------
           EACH              9      SOLE DISPOSITIVE POWER
         REPORTING                  36,466,203 (Includes 33,461,953 shares
          PERSON                    issuable upon exercise or conversion of
           WITH                     warrants, options, preferred stock and
                                    convertible debt)
                             ------ --------------------------------------------
                             10     SHARED DISPOSITIVE POWER
                                    0
                             ------ --------------------------------------------
--------- ----------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,466,203 (includes 33,461,953 shares issuable upon exercise or conversion of warrants, options, preferred stock and convertible debt)
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          70.2%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

---------------------                                  -------------------------
CUSIP No. 58446J 10 8                                      Page 3 of 4 Pages
---------------------                                  -------------------------

      This Amendment No. 18 (this "Amendment") amends and supplements the
Schedule 13D and previous amendments (the "Schedule 13D") filed by Norton Herrick (the "Reporting Person") relating to the common stock, no par value ("Common Stock"), of MediaBay, Inc., a Florida corporation (the "Company"). The Reporting Person is filing this Amendment to report that the Reporting Person has participated in transactions that resulted in changes in information previously reported for securities over which the Reporting Person is the beneficial owner. Except as set forth herein, there are no other changes to the
Schedule 13D as previously amended.

Item 5.  Interest in Securities of the Issuer

      (a) As of the date of this Amendment, the Reporting Person beneficially owns an aggregate of 36,466,2031 shares of Common Stock, which represents approximately 70.2% of the shares of Common Stock outstanding as of August 10, 2004. The shares of Common Stock beneficially owned by the Reporting Person include:

            (i)   17,948,5402 shares held directly by the Reporting Person; and

            (ii)  18,517,6333 shares held by Huntingdon Corporation.

      (b) The number of shares of Common Stock as to which the Reporting Person has

            (i)   sole power to vote or direct the vote is 36,466,2034

            (ii)  shared power to vote or direct the vote is 0

            (iii) sole power to dispose or direct the disposition is 36,466,2035

            (iv)  shared power to dispose or direct the disposition is 0

      (c) Set forth below are transactions with respect to securities of the Company effected in the 60 days prior to this Amendment, as to which the Reporting Person is the beneficial owner.

      From July 26, 2004 through August 5, 2004, the Reporting Person sold an aggregate of 250,000 shares of Common Stock in open market transactions at prices ranging from $0.3472 per share to $0.3864 per share.

---------------------                                  -------------------------
CUSIP No. 58446J 10 8                                      Page 4 of 4 Pages
---------------------                                  -------------------------

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 18 is true, complete and correct.

Date:    August 10, 2004

/s/ Norton Herrick
-------------------------
Norton Herrick


--------
1 Includes the Reporting Person's right to acquire 33,461,953 shares of Common Stock issuable upon the exercise or conversion of warrants, options, preferred stock and convertible debt.
2 Includes the Reporting Person's rights to acquire 14,944,290 shares of Common Stock issuable upon the exercise or conversion of warrants, options, preferred stock and convertible debt.
3 Represents the Reporting Person's right to acquire 18,517,633 shares of Common Stock issuable upon the exercise of warrants and conversion of preferred stock and convertible debt.
4 Includes the Reporting Person's right to acquire 33,461,953 shares of Common Stock issuable upon exercise or conversion of warrants, options, preferred stock and convertible debt.
5 Includes the Reporting Person's right to acquire 33,461,953 shares of Common Stock issuable upon exercise or conversion of warrants, options, convertible debt and preferred stock.